SUPPLEMENT ADDING the 2055 RETIREMENT FUND to

INVESTMENT ADVISORY AGREEMENT

Supplement made as of this 12th day of November, 2015, by and between Mutual of America Capital Management LLC, a Delaware company (the “Adviser”), formerly known as Mutual of America Capital Management Corporation, and Mutual of America Investment Corporation, a Maryland corporation (the “Company”), supplementing and amending the investment advisory agreement dated the 21st day of April, 1993, as previously supplemented, by and between the Adviser and the Company (the “Investment Advisory Agreement”).

WITNESSETH

WHEREAS, the Company desires the Adviser to provide investment advisory services with respect to the management of the assets of the 2055 Retirement Fund of the Company, in the manner and on the terms hereinafter provided, and the Adviser has agreed to provide such services.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the Investment Advisory Agreement is hereby supplemented as follows:

1. Engagement of Investment Advisory Services. The Company authorizes the Adviser to provide investment advisory and management services for the 2055 Retirement Fund, in the manner described in the Investment Advisory Agreement for the other Retirement Funds.

IN WITNESS WHEREOF, the parties hereto have executed this Supplement to the Investment Advisory Agreement by their duly authorized officers as of the date first written above.

MUTUAL OF AMERICA CAPITAL MANAGEMENT LLC		MUTUAL OF AMERICA INVESTMENT CORPORATION

By	/s/ Amir Lear	By	/s/ James J. Roth
	Amir Lear		James J. Roth
	Chairman and CEO		Chairman, President and Chief Executive Officer